Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited in thousands of Canadian dollars)

		As at	As at	As at
	Notes	June 30, 2017	March 31, 2017	June 30, 2016
ASSETS
Current assets
Cash and cash equivalents		$55,120	$57,376	$87,367
Short-term investments	5	25,864	26,255	-
Restricted cash		3,533	3,620	6,940
Trade and other receivables	6	345,021	353,139	349,954
Unbilled revenues		228,150	218,413	225,187
Accrued gas receivables		7,936	16,352	5,237
Gas delivered in excess of consumption		5,626	3,232	1,788
Gas in storage		22,627	12,350	17,118
Prepaid expenses, deposits and other current assets	7	106,819	111,323	103,249
Fair value of derivative financial assets	8	30,922	11,656	17,873
Corporate tax recoverable		4,171	2,986	6,112
		835,789	816,702	820,825
Non-current assets
Investments		15,488	15,561	6,556
Property, plant and equipment		20,877	21,682	25,127
Intangible assets		368,452	357,987	345,882
Prepaid expenses - non current		9,157	-	-
Fair value of derivative financial assets	8	4,529	3,010	12,392
Deferred tax asset		16,744	23,013	18,310
		435,247	421,253	408,267
TOTAL ASSETS		$1,271,036	$1,237,955	$1,229,092

LIABILITIES

Current liabilities
Trade and other payables		$503,652	$486,632	$493,388
Accrued gas payable		6,929	12,537	4,198
Deferred revenue		33,809	17,546	14,197
Income taxes payable		4,754	13,913	2,867
Fair value of derivative financial liabilities	8	164,296	168,793	98,695
Provisions		7,998	8,215	13,412
Current portion of long-term debt	10	-	-	312,137
		721,438	707,636	938,894
Non-current liabilities
Long-term debt	10	520,556	498,088	325,013
Provisions		-	-	4,437
Deferred lease inducements		1,009	1,088	1,315
Fair value of derivative financial liabilities	8	95,878	178,724	149,122
Deferred tax liability		1,974	1,745	2,052
		619,417	679,645	481,939
TOTAL LIABILITIES		1,340,855	1,387,281	1,420,833
SHAREHOLDERS' DEFICIENCY
Shareholders’ capital	12	1,201,044	1,198,439	1,074,854
Equity component of convertible debentures		13,508	13,508	25,795
Contributed surplus		57,861	58,266	37,568
Deficit		(1,407,825)	(1,489,900)	(1,380,242)
Accumulated other comprehensive income		65,593	70,361	50,284
TOTAL SHAREHOLDERS' DEFICIENCY		(69,819)	(149,326)	(191,741)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,271,036	$1,237,955	$1,229,092

Commitments and Guarantees (Note 17)
See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2017	2016
OPERATIONS
Sales	13	$847,706	$898,409
Cost of sales		690,143	735,737
GROSS MARGIN		157,563	162,672
EXPENSES
Administrative		48,631	44,701
Selling and marketing		58,076	57,790
Other operating expenses	14(a)	34,976	18,825
		141,683	121,316
Operating profit before the following		15,880	41,356
Finance costs	10	(11,990)	(17,973)
Change in fair value of derivative instruments and other	8	110,617	485,337
Other income (expense)		1,599	(752)
Profit before income taxes		116,106	507,968
Provision for income taxes		6,797	25,297
PROFIT FOR THE PERIOD		$109,309	$482,671

Attributable to:
Shareholders of Just Energy		$103,858	$477,234
Non-controlling interest		5,451	5,437
PROFIT FOR THE PERIOD		$109,309	$482,671

Earnings per share available to shareholders	15
Basic		$0.71	$3.24
Diluted		$0.56	$2.51

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	2017	2016
PROFIT FOR THE PERIOD	$109,309	$482,671

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: unrealized income (loss) on translation of foreign operations	(4,768)	1,376
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	$104,541	$484,047

Total comprehensive income attributable to:
Shareholders of Just Energy	$99,090	$478,610
Non-controlling interest	5,451	5,437
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	$104,541	$484,047

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ DEFICIENCY

FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2017	2016
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (losses)
Accumulated earnings (losses), beginning of period		$259,571	$(165,963)
Profit for the period, attributable to shareholders		103,858	477,234
Accumulated earnings, end of period		363,429	311,271

DIVIDENDS
Dividends, beginning of period		(1,749,471)	(1,672,720)
Dividends declared and paid	16	(21,783)	(18,793)
Dividends, end of period		(1,771,254)	(1,691,513)
DEFICIT		$(1,407,825)	$(1,380,242)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$70,361	$48,908
Other comprehensive income (loss)		(4,768)	1,376
Accumulated other comprehensive income, end of period		$65,593	$50,284

SHAREHOLDERS’ CAPITAL	12
Common Shares
Common shares, beginning of period		$1,070,076	$1,069,434
Share-based units exercised		10,145	5,420
Treasury shares		(11,443)	-
Common shares, end of period		1,068,778	1,074,854

Preferred Shares
Preferred shares, beginning of period		$128,363	$-
Shares issued		4,361	-
Shares issuance costs		(458)	-
Preferred shares, end of period		132,266	-
SHAREHOLDERS’ CAPITAL		$1,201,044	$1,074,854

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,508	$25,795
Balance, end of period		$13,508	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period		$58,266	$43,459
Add:Share-based compensation expense	14(a)	15,247	1,477
Non-cash deferred share grant distributions		12	9
Less: Share-based units exercised		(10,145)	(5,420)
Share-based compensation adjustment		(5,519)	(1,957)
Balance, end of period		$57,861	$37,568

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders		(5,451)	(5,437)
Profit attributable to non-controlling interest		5,451	5,437
Balance, end of period		$-	$-
TOTAL SHAREHOLDERS' DEFICIENCY		$(69,819)	$(191,741)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30

(unaudited in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2017	2016
OPERATING
Profit before income taxes		$116,106	$507,968

Items not affecting cash
Amortization of intangible assets and related supply contracts	14(a)	3,460	2,918
Amortization of property, plant and equipment	14(a)	997	860
Amortization included in cost of sales		777	719
Share-based compensation	14(a)	15,247	1,477
Financing charges, non-cash portion		2,603	3,724
Other		(92)	(90)
Change in fair value of derivative instruments and other		(110,617)	(485,337)
Adjustment required to reflect net cash receipts from gas sales		2,649	5,256
Net change in non-cash working capital balances		556	(11,933)
Income taxes paid		(11,077)	(6,515)
Cash inflow from operating activities		20,609	19,047

INVESTING
Purchase of property, plant and equipment		(1,191)	(1,722)
Purchase of intangible assets		(6,805)	(3,142)
Acquisition of businesses		(2,546)	-
Short-term investments		129	-
Decrease in restricted cash		-	513
Cash outflow from investing activities		(10,413)	(4,351)

FINANCING
Dividends paid		(21,771)	(18,784)
Repayment of long-term debt		-	(25,966)
Credit facilities withdrawal		24,650	-
Issuance of preferred shares		4,361	-
Preferred shares issuance costs		(1,461)	-
Shares repurchase		(11,443)	-
Distributions to non-controlling interest		(5,505)	(5,437)
Cash outflow from financing activities		(11,169)	(50,187)

Effect of foreign currency translation on cash balances		(1,283)	(4,738)

Net cash outflow		(2,256)	(40,229)
Cash and cash equivalents, beginning of period		57,376	127,596

Cash and cash equivalents, end of period		$55,120	$87,367

Supplemental cash flow information:
Interest paid		$7,321	$15,023

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“JEGI”, “Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on August 9, 2017.

2.	OPERATIONS

Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States (“U.S.”), Canada, the United Kingdom (“U.K.”) and Germany, Just Energy serves approximately two million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Advanced Solutions, Tara Energy and TerraPass.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2017 and 2016.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2018, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended June 30, 2017, Just Energy reported gross margin of $690,862 (2016 - $714,053) and profit of $97,522 (2016 – $435,494).

(c)	Principles of consolidation

The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2017. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the interim condensed consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments, (“IFRS 9”), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue from Contracts with Customers, (“IFRS 15”), establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. The standard also specifies that direct incremental costs of obtaining and fulfilling a contract that are expected to be recovered should be capitalized and amortized over the useful life of customers. Disclosure requirements will increase which include disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. A transition team has been appointed to assess the financial statement impact of IFRS 15 and the team will implement accounting system, process and internal control changes that emerge from the new standard’s analysis. Just Energy will be implementing IFRS 15 using the full retrospective approach where IFRS 15 will be applied to both fiscal 2018 and 2019 results beginning April 1, 2018. This will include all the necessary disclosures under the new standard. The Company is currently in the scoping phase of implementation; however, the team has determined that adopting IFRS 15 will primarily impact the accounting for direct incremental costs, which are currently being expensed as incurred. The new standard requires qualifying direct incremental costs of obtaining and fulfilling customer contracts (e.g., sales commissions) to be deferred and amortized. The initial assessment of the revenue recognition component will impact approximately 7% of the Company’s total contract profile, which mainly includes non-commodity contracts and bundled product contracts.

Amendments to IFRS 2, Share-based Payment, (“IFRS 2”), clarifies how to account for certain types of share-based payment transactions. IFRS 2 stipulates new conditions on the accounting for three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and the accounting of a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled. IFRS 2 is applied prospectively; retroactive application is only permitted if the application can be performed without using hindsight. Requirements to apply IFRS 2 are effective for annual periods beginning on or after January 1, 2018. Just Energy has not yet assessed the impact of the application of these amendments from this standard.

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

5.	SHORT-TERM INVESTMENTS

	As at	As at	As at
	June 30, 2017	March 31, 2017	June 30, 2016
Fixed income	$23,468	$23,872	$-
Equities	2,396	2,383	-
	$25,864	$26,255	$-

6.	TRADE AND OTHER RECEIVABLES

	As at	As at	As at
	June 30, 2017	March 31, 2017	June 30, 2016
Trade account receivables, net	$278,134	$288,254	$271,530
Other	66,887	64,885	78,424
	$345,021	$353,139	$349,954

7.	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

	As at	As at	As at
	June 30, 2017	March 31, 2017	June 30, 2016
Prepaid expenses and deposits	$58,414	$62,087	$63,483
Green certificates	48,405	49,236	39,766
	$106,819	$111,323	$103,249

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other.

	For the three	For the three
	months ended	months ended
	June 30, 2017	June 30, 2016
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$88,018	$354,512
Financial swap contracts and options (ii)	3,694	109,285
Foreign exchange forward contracts	6,939	(1,814)
Share swap	(2,107)	410
Liability associated with exchangeable shares and equity-based compensation	14	70
Eurobond conversion feature	5,628	12,708
Unrealized foreign exchange on Eurobond	4,784	-
Other derivative options	3,647	10,166
Change in fair value of derivative instruments and other	$110,617	$485,337

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at June 30, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$10,233	$1,271	$73,784	$59,693
Financial swap contracts and options (ii)	4,088	1,358	74,460	32,764
Foreign exchange forward contracts	8,248	-	-	1,039
Share swap	-	-	16,023	-
Eurobond conversion feature	-	-	-	2,382
Other derivative options	8,353	1,900	29	-
As at June 30, 2017	$30,922	$4,529	$164,296	$95,878

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$982	$983	$89,472	$124,173
Financial swap contracts and options (ii)	3,207	2,027	65,362	46,246
Foreign exchange forward contracts	565	-	-	295
Share swap	-	-	13,916	-
Eurobond conversion feature	-	-	-	8,010
Other derivative options	6,902	-	43	-
As at March 31, 2017	$11,656	$3,010	$168,793	$178,724

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at June 30, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$7,463	$8,544	$21,576	$60,086
Financial swap contracts and options (ii)	2,035	906	76,909	65,633
Foreign exchange forward contracts	645	-	-	433
Share swap	-	-	-	13,407
Eurobond conversion feature	-	-	-	9,563
Other derivative options	7,730	2,942	210	-
As at June 30, 2016	$17,873	$12,392	$98,695	$149,122

Below is a summary of the financial instruments classified through profit and loss as at June 30, 2017, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 33,307,124 MWh, a weighted average price of $45.23/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 72,637,828 GJs, a weighted average price of $4.04/GJ and expiry dates up to December 31, 2020.

•	Renewable energy certificates (“REC”) and emission-reduction credit contracts with a total remaining volume of 5,378,074 MWh and 799,732 tonnes, respectively, a weighted average price of $23.53/REC and $2.50/tonne, respectively, and expiry dates up to December 31, 2028 and December 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 1,868 MWCap, a weighted average price of $29,593.60/MWCap and expiry dates up to December 31, 2021.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 19,349,376 MWh, an average price of $42.98/MWh and expiry dates up to December 31, 2022.

•	Natural gas contracts with a total remaining volume of 116,165,384 GJs, an average price of $3.89/GJ and expiry dates up to December 31, 2020.

•	Electricity generation capacity contracts with a total remaining volume of 523 MWCap, a weighted average price of $4,159.14/MWCap and expiry dates up to October 31, 2020.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the interim condensed consolidated financial statements.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Share swap agreement

The Company has entered into a share swap agreement to manage the statements of income volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the three months ended June 30, 2017 or the year ended March 31, 2017.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$35,451	$35,451
Derivative financial liabilities	-	(26,826)	(233,349)	(260,175)
Total net derivative liabilities	$-	$(26,826)	$(197,898)	$(224,724)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$14,666	$14,666
Derivative financial liabilities	-	(17,741)	(329,776)	(347,517)
Total net derivative liabilities	$-	$(17,741)	$(315,110)	$(332,851)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$30,265	$30,265
Derivative financial liabilities	-	(28,597)	(219,220)	(247,817)
Total net derivative liabilities	$-	$(28,597)	$(188,955)	$(217,552)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:

(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve,

(ii) discount for counterparty non-performance risk up to 5%, and

(iii) discount rate in the range of 6% to 8%.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Three months ended	Year ended	Three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
Balance, beginning of period	$(315,110)	$(638,231)	$(638,231)
Total gains (losses)	34,859	(42,084)	250,592
Purchases	4,274	(30,265)	26,685
Sales	(5,041)	2,084	(2,141)
Settlements	83,120	393,386	174,140
Balance, end of period	$(197,898)	$(315,110)	$(188,955)

(b)	Classification of non-derivative financial assets and liabilities

As at June 30, 2017 and March 31, 2017, the carrying value of cash and cash equivalents, short-term investments, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at June 30, 2017 of $553 million (March 31, 2017 - $542 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $100 million, $160 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $100 million, $160 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i) Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S., U.K. and Germany operations.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the three months ended June 30, 2017, assuming that all the other variables had remained constant, profit for the period would have been $1.0 million higher/lower and other comprehensive income would have been $10.8 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Company’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $103 in profit before income taxes for the three months ended June 30, 2017 (2016 – $4).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the quarter ended June 30, 2017 would have increased (decreased) by $132,307 ($131,729), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the quarter ended June 30, 2017 would have increased (decreased) by $137,694 ($137,117), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2017	March 31, 2017	June 30, 2016

Current	$110,219	$96,510	$116,471
1 – 30 days	29,147	30,672	31,821
31 – 60 days	9,211	12,806	10,560
61 – 90 days	6,312	8,358	7,305
Over 90 days	55,516	47,059	30,409
	$210,405	$195,405	$196,566

Changes in the allowance for doubtful accounts were as follows:

	June 30, 2017	March 31, 2017	June 30, 2016

Balance, beginning of period	$49,431	$58,789	$58,789
Provision for doubtful accounts	15,272	56,041	13,570
Bad debts written off	(7,336)	(64,262)	(36,222)
Other	(1,686)	(1,137)	1,169
Balance, end of period	$55,681	$49,431	$37,306

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2017, the estimated counterparty credit risk exposure amounted to $35,451 (2016 - $30,265), representing the risk relating to the Company’s exposure to derivatives that are in an asset position.

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at June 30, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$503,652	$503,652	$503,652	$-	$-	$-
Long-term debt[1]	520,556	547,563	-	387,563	160,000	-
Gas, electricity and non-commodity contracts	260,174	3,274,082	1,641,130	1,354,431	237,978	40,543
	$1,284,382	$4,325,297	$2,144,782	$1,741,994	$397,978	$40,543

As at March 31, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$486,632	$486,632	$486,632	$-	$-	$-
Long-term debt	498,088	527,743	-	367,743	160,000	-
Gas, electricity and non-commodity contracts	347,517	3,397,692	1,982,896	1,189,745	188,282	36,769
	$1,332,237	$4,412,067	$2,469,528	$1,557,488	$348,282	$36,769

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at June 30, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$493,388	$493,388	$493,388	$-	$-	$-
Long-term debt	637,149	669,226	320,471	155,000	193,755	-
Derivative instruments	247,817	3,832,158	1,743,305	1,765,526	283,938	39,389
	$1,378,354	$4,994,772	$2,557,164	$1,920,526	$477,693	$39,389

1 Included in long-term debt are the $100,000 and $160,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at June 30, 2017, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	$29,203	$43,454	$16,200	$-

(iv) Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at June 30, 2017, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $4,714 (2016 - $3,801) to accommodate for its counterparties’ risk of default.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	ACQUISITION OF BUSINESS

a)	Acquisition of Intell Enercare Solutions Inc.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. Terms of the deal include an initial payment of $2.2 million with the preliminary working capital adjustments still subject to finalization. Also, Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million.

The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Intangible assets	$1,753
Goodwill	9,000
Working capital	(301)
Deferred tax	(465)
Total consideration	$9,987

Cash paid, net of estimated working capital adjustment	$2,199
Contingent consideration	7,788
Total consideration	$9,987

The purchase price allocation is considered preliminary, and as a result may be adjusted. The transaction costs related to the acquisition have been expensed and are included in other operating expenses in the interim condensed consolidated income statement.

b)	Acquisition of DB SWDIREKT GMBH and DB SWPRO GMBH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of SWDirekt, a retail energy company, and 50% of the issued and outstanding shares of SWPro, a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders, which will be recorded as remuneration expense in the future, subject to the financial performance of the acquired businesses. At this time, it is not practicable to estimate the amount of variable compensation payable in the future.

The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting.

The purchase price allocation is still considered preliminary, and as a result may be adjusted.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.	LONG-TERM DEBT AND FINANCING

	Maturity	June 30, 2017	March 31, 2017	June 30, 2016
Credit facility (a)	September 1, 2018	$92,908	$68,258	$-
Less: Debt issue costs (a)		(1,859)	(2,257)	(2,672)
6.75% convertible debentures (b)	December 21, 2021	146,193	145,579	-
6.5% convertible bonds (c)	July 29, 2019	186,657	190,486	182,336
5.75% convertible debentures (d)	September 30, 2018	96,657	96,022	93,804
6.0% convertible debentures	N/A	-	-	312,137
Senior unsecured note	N/A	-	-	55,000
Less: Debt issue costs		-	-	(3,455)
		520,556	498,088	637,150
Less: Current portion		-	-	(312,137)
		$520,556	$498,088	$325,013

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$-	$92,908	$-	$-	$92,908
6.75% convertible debentures (b)	-	-	160,000	-	160,000
6.5% convertible bonds (c)	-	194,655	-	-	194,655
5.75% convertible debentures (d)	-	100,000	-	-	100,000
	$-	$387,563	$160,000	$-	$547,563

The following table details the finance costs for the quarter ended June 30. Interest is expensed based on the effective interest rate.

	2017	2016
Credit facility (a)	$2,638	$1,991
6.75% convertible debentures (b)	2,720	-
6.5% convertible bonds (c)	4,054	3,969
5.75% convertible debentures (d)	2,073	1,604
6.0% convertible debentures	-	6,896
Senior unsecured note	-	3,419
Unwinding of discount and other	505	94
	$11,990	$17,973

(a)	As at June 30, 2017, Just Energy has a $342.5 million credit facility to meet working capital requirements, which includes an increase to the capacity by $50 million for a letter of credit facility (the “LC facility”), effective December 30, 2016. The principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The syndicate of lenders for the credit facility includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at rates of interest of bank prime plus 2.40% and letters of credit are at rates of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators. As at June 30, 2017, the Canadian prime rate was 2.70% and the U.S. prime rate was 4.25%.

As at June 30, 2017, $92.9 million has been drawn against the facility but total letters of credit outstanding as of June 30, 2017, amounted to $105.0 million (March 31, 2017 - $109.2 million). As at June 30, 2017, Just Energy has $139.6 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and collateralized by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K., Japan and Germany operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2017, the Company was compliant with all of these covenants.

(b)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% convertible debentures”). The 6.75% convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021.

(c)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

(d)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “5.75% convertible debentures”), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018.

11.	INCOME TAXES

	For the three	For the three
	months ended	months ended
	June 30, 2017	June 30, 2016
Current income tax expense	$591	$2,055
Deferred tax expense	6,206	23,242
Provision for income taxes	$6,797	$25,297

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

12.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

On February 7, 2017, Just Energy closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “preferred shares”) at a public offering price of US$25.00 per preferred share, for gross proceeds of US$100 million. In addition, concurrently with the closing of the public offering of preferred shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per preferred share, for gross proceeds of US$1 million.

Details of issued and outstanding shareholders’ capital are as follows:

	Three months ended		Year ended		Three months ended
	June 30, 2017		March 31, 2017		June 30, 2016
	Shares	Amount	Shares	Amount	Shares	Amount
Common Shares:

Issued and outstanding
Balance, beginning of period	147,013,538	$1,070,076	147,183,778	$1,069,434	147,183,778	$1,069,434
Share-based awards exercised	1,457,060	10,145	679,760	7,191	531,699	5,420
Repurchase and cancellation of shares	(1,607,427)	(11,443)	(850,000)	(6,549)	-	-
Balance, end of period	146,863,171	$1,068,778	147,013,538	$1,070,076	147,715,477	$1,074,854

Preferred Shares:

Issued and outstanding
Balance, beginning of period	4,040,000	$128,363	-	$-	-	$-
Shares issued for cash	123,650	4,361	4,040,000	132,973	-	-
Preferred shares issuance cost	-	(458)	-	(4,610)	-	-
Balance, end of period	4,163,650	$132,266	4,040,000	$128,363	-	$-

Shareholders' capital	151,026,821	$1,201,044	151,053,538	$1,198,439	147,715,477	$1,074,854

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2017

	Consumer	Commercial
	division	division	Consolidated

Sales	$486,766	$360,940	$847,706
Gross margin	115,507	42,056	157,563
Amortization of property, plant and equipment	1,011	83	1,094
Amortization of intangible assets	2,859	504	3,363
Administrative expenses	36,781	11,850	48,631
Selling and marketing expenses	36,000	22,076	58,076
Other operating expenses	24,461	6,058	30,519
Operating profit for the period	$14,395	$1,485	$15,880
Finance costs			(11,990)
Change in fair value of derivative instruments and other			110,617
Other income			1,599
Provision for income taxes			(6,797)
Profit for the period			$109,309
Capital expenditures	$5,357	$2,639	$7,996
Total goodwill	$145,177	$150,507	$295,684
Total assets	$948,533	$322,503	$1,271,036
Total liabilities	$1,207,143	$133,712	$1,340,855

For the three months ended June 30, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$464,066	$434,343	$898,409
Gross margin	124,748	37,924	162,672
Amortization of property, plant and equipment	797	63	860
Amortization of intangible assets	2,408	510	2,918
Administrative expenses	34,149	10,552	44,701
Selling and marketing expenses	35,402	22,388	57,790
Other operating expenses	11,252	3,795	15,047
Operating profit for the period	$40,740	$616	$41,356
Finance costs			(17,973)
Change in fair value of derivative instruments and other			485,337
Other expense			(752)
Recovery of income taxes			25,297
Profit for the period			$482,671
Capital expenditures	$3,259	$1,605	$4,864
Total goodwill	$142,756	$137,158	$279,914
Total assets	$876,775	$352,317	$1,229,092
Total liabilities	$1,248,518	$172,315	$1,420,833

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Sales from external customers

The revenue is based on the location of the customer.
	For the	For the
	three months	three months
	June 30, 2017	June 30, 2016
Canada	$83,379	$100,723
United States	634,512	678,558
International	129,815	119,128
Total	$847,706	$898,409

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at June 30, 2017	As at March 31, 2017	As at June 30, 2016
Canada	$201,996	$189,911	$195,229
United States	179,353	182,840	174,926
International	7,980	6,918	854
Total	$389,329	$379,669	$371,009

14.	OTHER EXPENSES

(a)	Other operating expenses

	For the three	For the three
	months ended	months ended
	June 30, 2017	June 30, 2016
Amortization of other intangible assets	$3,460	$2,918
Amortization of property, plant and equipment	997	860
Bad debt expense	15,272	13,570
Share-based compensation[1]	15,247	1,477
	$34,976	$18,825

1 During the period ended June 30, 2017, Just Energy awarded 1,670,435 numbers of restricted stock grants and performance bonus grants that vested immediately with a grant date fair value of $7.08 per share.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)        Employee benefits expense

	For the three	For the three
	months ended	months ended
	June 30, 2017	June 30, 2016
Wages, salaries and commissions	$56,171	$53,755
Benefits	6,310	8,053
	$62,481	$61,808

15.	EARNINGS PER SHARE

	For the three	For the three
	months ended	months ended
	June 30, 2017	June 30, 2016
BASIC EARNINGS PER SHARE
Earnings available to shareholders	$103,858	$477,234
Basic weighted average shares outstanding	147,063,935	147,276,020
Basic earnings per share available to shareholders	$0.71	$3.24

DILUTED EARNINGS PER SHARE
Earnings available to shareholders	103,858	477,234
Adjustment for dilutive impact of convertible debentures	2,366	206
Adjusted earnings available to shareholders	$106,224	$477,440
Basic weighted average shares outstanding	147,063,935	147,276,020

Dilutive effect of:
Restricted share and performance bonus grants	3,252,330	3,123,720
Deferred share grants	93,593	70,012
Convertible debentures	38,804,494	39,933,526
Shares outstanding on a diluted basis	189,214,352	190,403,278
Diluted earnings per share available to shareholders	$0.56	$2.51

16.	DIVIDENDS PAID

For the quarter ended June 30, 2017, dividends of $0.125 (2016 - $0.125) per common share were declared by Just Energy. These dividends amounted to $18,773 (2016 - $18,793), and were approved by the Board of Directors and were paid out during the period.

For the quarter ended June 30, 2017, dividends of US$0.53125 (2016 - $nil) per preferred share were declared by Just Energy. These dividends amounted to $3,010 (2016 - $nil), and were approved by the Board of Directors and were paid out during the period.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

17.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2017

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$5,297	$9,982	$8,626	$11,145	$35,050
Gas, electricity and non-commodity contracts	1,641,130	1,354,431	237,978	40,543	3,274,082
	$1,646,427	$1,364,413	$246,604	$51,688	$3,309,132

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2017 amounted to $49.4 million.

As at June 30, 2017, Just Energy had total letters of credit outstanding in the amount of $105.0 million (Note 10(a)).

18.	SUBSEQUENT EVENTS

On August 1, 2017, Just Energy announced that it has reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada.

19.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.